FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April 2008
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fax+27 11 484-0639
www.goldfields.co.za
Enquires
Reidwaan Wookay
Tel
+27 11 644-2665
Fax +27 11 484-0639
Mobile 084 878 4566
Andrew Davidson
Tel
+27 11 644-2638
Fax +27 11 484-0639
Mobile 082 667 7203
MEDIA RELEASE
Vishnu Pillay to head up Gold Fields operations in
South Africa
Johannesburg, 4 April 2008. Gold Fields Limited (“Gold Fields”)
(NYSE, JSE, DIFX: GFI) today announced that, further to the executive management changes announced on Monday, 30 March 2008, Vishnu
Pillay has been promoted to Executive Vice President and Head of
South African Operations, to replace Terence Goodlace who was promoted to Chief Operating Officer for the Group, and will join the
Gold Fields Executive Committee.
Vishnu, who takes up his new position on 1 May 2008, was previously
Vice President and Head of Operations of the Driefontein Gold Mine.
Terence Goodlace said:
“Vishnu’s appointment will ensure continuity at our South African operations. He is well respected and, apart from a brief period outside
Gold Fields with the Council for Scientific and Industrial Research
(CSIR) as Executive Director: CSIR Mining Technology and Group
Executive: Institutional Planning and Operations for the CSIR, has
been with Gold Fields for 22 years.”
To fill the position vacated by Vishnu, Peter Turner, currently Vice
President and Head of Operations of Kloof Gold Mine will move to
Driefontein Gold Mine in the same position. To fill Peter’s position at
Kloof Gold Mine, Rodney Hart, currently, Senior Manager: Operations at that mine, will be promoted to the position of Vice President and
Head of Operations of Kloof Gold Mine. These appointments are also effective from 1 May 2008.
In another move, Stuart Allan, has assumed responsibility for the South
Deep Gold Mine as the Vice President and Head of Operations.
-ends-
About Gold Fields
Gold Fields Limited is one of the world’s largest unhedged producers of gold with attributable production of more than four million ounces per annum from eight operating mines in South Africa, Ghana and Australia.

A ninth mine, the Cerro Corona Gold/Copper mine in Peru, is expected to commence production by mid 2008 at an initial rate of approximately 400,000 gold equivalent ounces per annum.

The company has total attributable ore reserves of 92 million ounces and mineral resources of 252 million ounces.

Gold Fields employs some 53,000 permanent employees across its operations and is listed on the JSE Limited South Africa
(primary listing), the New York Stock Exchange (NYSE) and the Dubai International Financial Exchange (DIFX).

All of Gold Fields’ operations are ISO14001 certified. For more information please visit the Gold Fields website at
www.goldfields.co.za
.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 4 April 2008
GOLD FIELDS LIMITED
By:
Name:   Mr W J Jacobsz
Title:     Senior Vice President: Investor
Relations and Corporate Affairs